UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70921 / November 22, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15618

In the Matter of 　　　**SOUTHERN USA** 　　　**RESOURCES, INC.,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Southern USA Resources, Inc. ("Southern USA" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

A.   Southern USA, is a Delaware corporation headquartered in Ashland, Alabama. Southern USA is a smaller reporting company under Rule 12b-2 of the Exchange Act. The common stock of Southern USA has been registered under Section 12(g) of the Exchange Act since July 2012. Southern USA's securities were quoted on the OTC Link, operated by OTC Markets Group Inc., under the symbol "SUSA," until March 1, 2013, when the Commission ordered that trading in the securities be temporarily suspended. Southern USA's securities are currently being traded via "grey market," over-the-counter sales.

B.   Southern USA has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1, 13a-11, and 13a-13 thereunder while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since March 30, 2012; has not filed a Form 10-Q for any fiscal period subsequent to its fiscal quarter ending September 30, 2012; and has not filed a Form 8-K disclosing the resignation of its principal executive officer on March 12, 2013, its principal financial officer on March 12, 2013, and its certifying accountant on March 4, 2013.

C.   Southern USA has failed to comply with Rule 13a-15 under the Exchange Act while its common stock was registered with the Commission in that it has failed to maintain internal controls over financial reporting or disclosure controls and procedures.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary